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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Westmoreland Coal Company
(Name of Issuer)
Depository Share
(Title of Class of Securities)
960878304
(CUSIP Number)
July 11,2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	960878304	Page	2	of

1	NAMES OF REPORTING PERSONS: Allen A. Blase

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		70,659

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	70,659

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
Reporting Person disclaims group membership; Reporting Person has shared dispositive power over the share owned by several investors. No single investor has more than 5% ownership and only has shared dispositive power with the Reporting Person with respect to its/his/her own shares.

Item 1.
	(a)	Name of Issuer:
Westmoreland Coal Company

	(b)	Address of Issuer’s Principal Executive Offices:
2 North Cascade Ave., 14th Fl.
Colorado Springs, CO 80902

Item 2.
	(a)	Name of Person Filing:
Allen A. Blasé

	(b)	Address of Principal Business Office or, if none, Residence:
1073 SW 119th Ave., Davie, FL 33325-6800

	(c)	Citizenship:
U.S.A.

	(d)	Title of Class of Securities:
Depository Shares each representing one quarter of a share of Series “A” Convertible
Exchangeable Preferred Stock Item

	(e)	CUSIP Number:
960878304

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.l3d-2(b) or (c), check whether the person filing is a: N/A

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act. of

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

4

13G

Item 10.	Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2007

By:	/s/ ALLEN A. BLASE

Name:	ALLEN A. BLASE

Title:	Shareholder